Exhibit 99.4

Almacenes Éxito S.A.

Consolidated Financial Results 2Q24

Envigado, Colombia, August 12, 2024 - Almacenes Éxito S.A. (´Grupo Éxito´ or ´the Company´) (BVC: ÉXITO / ADR: EXTO / BDR: EXCO32) announced its results for the second quarter and first half ended June 30, 2024 (2Q24 and 1H24). All figures expressed in millions (M) or billion (B) of Colombian Pesos (COP) unless otherwise stated and expressed in long scale (COP B represent 1,000,000,000,000). Consolidated data include results from Colombia, Uruguay and Argentina, and eliminations.

2Q24 results reflected a resilient top line performance in local currencies and gradual improvement of the Recurring EBITDA trend q/q from long-term efficiencies

Key Business Highlights

Financial Highlights

●	Consolidated Net Revenue reached COP $5.1 B during 2Q24, a decrease of 0.9% in COP, affected by the negative FX effect (+6.5% when excluding) and reflected macro headwinds affecting consumption in Colombia and Argentina that offset the performance of other revenue (+7.0% consol exc FX) driven by complementary businesses.

●	Gross Profit reached COP $1.3 B during 2Q24 (-3.0% in COP, +6.9% excluding the FX effect) to a 25.6% margin (-55 bps), due to price investment and inflationary pressures on costs across the region.

●	Recurring EBITDA[1] reached COP $341,931 M during 2Q24 to a 6.7% margin (-99 bps) and reflected a better trend versus 1Q24 despite price investment, inflationary pressures on the cost/expense structures and negative FX impacts.

●	Net Result was a loss of COP $18,735 M during 2Q24 and reflected operating performance affected by the macro context in Colombia and Argentina that offset positive variations of non-operating lines and contribution from Uruguay.

●	EPS[2] of COP -$14.4 per common share in the second quarter compared to COP -$4.8 in 2Q23.

Operating Highlights

●	Consolidated CAPEX as of 1H24 reached COP $163,567 M, 72% focussed on expansion (retail and real estate), innovation, omni-channel, and digital transformation activities.

●	LTM store expansion[3]: 44 stores (Col 37, Uru 6, Arg 1) to a total of 630 stores, 1.03 M sqm. Expansion strategy in Colombia focused on store conversions to Éxito and Carulla banners.

●	Omni-channel sales grew by 3.3% at consolidated level and reached a 11.3% share on total sales (Col 14.5%, Uru 3.1%, Arg 3.7%) during the second quarter of 2024.

(1)	Recurring EBITDA refers to Earnings before Interest, Taxes, Depreciation and Amortization adjusted by other non-recurring operational income (expense).

(2)	EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares. (3) Expansion from openings, reforms, conversions, and refurbishments.

Corporate Governance

●	On April 9 and July 9, shareholders received the two installments of dividend payments in Colombia, in accordance with the profit distribution proposal approved by the General Shareholders' Meeting at its ordinary meeting held on March 21, 2024, equivalent to COP $7,571,445,337 each.

●	On April 30, the Company filed its annual report on Form 20-F for the year ended December 31, 2023, before the Securities and Exchange Commission (SEC).

●	On May 9, the Company informed about the beginning of a brand unification project to unify retail in Colombia under the Éxito and Carulla banners. A gradual process will take place in the mid-term and store performance is under evaluation for a larger deployment during 2024, to convert around 40 Surtimax, Super Inter and Surtimayorista stores, to the Éxito and Carulla banners.

I.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -6.9% at Net Revenue and -4.5% at Recurring EBITDA during 2Q24 and of -8.7% and -6.6%, respectively, during 1H24. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

II.	Net Revenue Performance

Consolidated Net Revenue decreased by 0.9% (+6.5% when excluding FX effect) to COP $5.1 B during 2Q24 and by -2.1% (+7.2% when excluding FX effect) to COP $10.3 B during the first-six-months of 2024 compared to the same periods of last year.

Consolidated Retail Sales decreased by 1.0% (+6.5% excluding FX effect) and totalled COP $4.8 B during 2Q24, while SSS grew by +4.8%. Performance reflected retail sales growth in local currencies in Uruguay (+4.4% excluding FX effect) and Argentina (+192.2% excluding FX effect). In Colombia, retail sales posted a slight decrease of -0.1% during the quarter, affected by a slow-down in consumption and a higher non-recurring base of property sale.

Total Retail Sales results in local currencies reflected a slowdown related to the lower consumption trend seen in Colombia, affected by high inflation and interest rates, which impacted non-food sales mainly (-6.5% versus 2Q23) while the food category grew resilient by 2.4%. Argentina´s performance continued affected by an unfavorable macroeconomic context and inflationary pressures on consumption (sales +192.2% vs 271.5% inflation reported).

Consolidated Retail Sales decreased by 2.5% (+7.0% excluding FX effect) and totalled COP $9.9 B during the first half of 2024 and SSS grew by 5.2% compared to the same period of last year.

Omni-channel continued contributing to sales performance and grew +3.3% during the quarter. Omni-channel share on sales was 11.3% during 2Q24. The LTM store expansion1 of 44 stores (Col 37, Uru 6, Arg 1) also contributed to Retail Sales performance.

Consolidated Other Revenue increased by 2.2% (+7.0% excluding FX) during the 2Q24 and grew 5.7% (+12.1% excluding FX) during the first 6-months of 2024.

Notes: Data in COP at consolidated level includes a -11.4% FX effect in Uruguay at Net Revenue and -62.7% in Argentina, during 2Q24, and -14.4% FX effect in Uruguay and -72.1% in Argentina, respectively during 1H24, calculated with the closing exchange rate.

Colombia: During second quarter of 2024, Net Revenue posted a slightly negative performance versus the same period last year. Net sales totalled COP $3.5 billion (-0.1%) and SSS of -0.4%, and reflected a positive trend of omni-channel (14.5% share) and a resilient growth of the food category (+2.4%) driven by fresh (+4.5%), however, affected by the performance of the non-food category (-6.5%) impacted by pressures in consumption. The Colombia operation represented over 72% of consolidated Net Sales during 2Q24.

During first half of 2024, Net Revenue grew by 1.3% compared with the same period of last year and +2.0% (when excluding the higher non-recurring base from development fees of real estate and property sales), driven by complementary business. Net sales totalled COP $7.2 billion (+1.0%) with LFL levels of 0.4% and reflected solid omni-channel performance (+44 bps, 14.6% share) but a retail sales slowdown due to inflationary pressures and despite having a lower internal food inflation level (1.4 p.p. below the national rate). The Colombia operation represented near to 73% of consolidated Net Sales during 1H24.

YTD Retail Sales posted a slightly positive performance despite macro headwinds in the country, as inflation reduced to 7.18% from 12.13% y/y and food inflation grew at slow pace to 5.27% vs 14.31% y/y, compared with the trend seen last months. Unemployment rose to 10.3% in Jun-24 (vs 9.3% y/y) and consumption continued affected; the Retail Confidence Index decreased to 12.5 points (-9.2 points vs June 2023) because of a drop in economic expectations for the next half (-5.7 points), a deterioration in the current economic situation (-3.4 points) and an increase in the level of stocks (increased inventories and fewer sales).

Note: SSS in local currency, include the effect of conversions and exclude the calendar effect of -0.01% in 2Q24 and -0.05% in 1H24 in Colombia (-0.01% and -0.29% in Éxito, 0.0% and 0.72% in Carulla and 0.0% and 0.65% in LC segments, respectively). (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of none during 2Q24 vs COP $18,000 M in 2Q23 and of COP $2,800 M during 1H24 vs $47,200 M in 1H23.

Other Revenue grew 1.8% during 2Q24 and 8.1% during 1H24, driven by complementary businesses, mainly recurring income from the Real Estate (+8.5% during 1H24).

The Éxito segment represented approximately 66% of the sales mix in Colombia during 2Q24 and 67% in 1H24. The segment´s results during the first half of 2024 was driven by the Fresh category (+4.7%), despite pressures from food inflation. The 32 Éxito WOW stores also contributed to results and represented a 36.3% share on the segment´s sales, as well as the 2 stores opened and 3 converted during 2Q24 (5 conversions as of 1H24). From the downside, the low consumption context continued affecting sales of the electro category, although, having signs of recovery (-3.4% in 2Q24 vs -4.8% in 1Q24).

The Carulla segment represented approximately 18% of the sales mix in Colombia during 2Q24 and 17% in 1H24. During the quarter, the segment benefited from the solid performance of omni-channel sales (+26.3%, 29.6% share), the food category (+7.4%) driven by FMCG (+7.8%), the double-digit growth in Medellin and the Coffee regions, and the performance of the 31 Fresh Market stores (63.7% share on the segment´s sales).

The low-cost & other segment which includes Super Inter, Surtimax and Surtimayorista banners, allies, institutional, third-party sellers, the sale of property development projects (inventory) and other, represented approximately 16% of the sales mix in Colombia during 2Q24. The segment´s performance was favoured by the 3.1% growth of the FMCG in Surtimayorista but offset by the effect of a higher base from the sale of real estate property (+1.7% growth when excluded in 1H24) and the store portfolio optimization focus on Éxito and Carulla banners.

Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual, plus new channels ISOC and Midescuento), grew 0.9% versus 2Q23 and reached COP $516,482 M. Share on Retail Sales rose to 14.5% (vs 14.4% in 2Q23), boosted by the growth of the food category (+8%, 13.3% share on food sales). Macro headwinds such as higher interest rates and lower disposable income, led to a decrease of the non-food category of 10.4% (17.6% share on non-food sales). During 1H24, omni-channel sales reached COP$1.1 B (+4.4%, 14.6% share on Retail Sales) versus 1H23, boosted by food sales (+14.2%, share 13.3%).

Main KPI´s outcome during 2Q24 and the first-six-months of 2024 when compared to the same period of last year, were as follows:

o	Orders: reached 5.8 M (+24% in 2Q24) and reached 11.4 M (+28%) during 1H24.

o	E-commerce sales: reached COP $223,000 M during 2Q24 and COP $448,560 during 1H24.

o	MiSurtii sales: reached COP $24,490 M (+51%) and grew sales by 72% to COP $48,113 M, 81,200 orders (+31%) during 1H24.

o	Apps: sales of over COP $40,000 M (+33.1%) and reached COP $85,000 M (+38.5%) during 2Q24 and 1H24; 369,000 orders (+55%) reached during 1H24.

o	Rappi deliveries grew by 28% during 2Q24 and 32% during 1H24.

o	Marketplace sales: decreased by 3.6% during 2Q24 and by 12% during 1H24, affected by macro headwinds such as higher interest rates and lower disposable income (26.5% share on non-food sales in 2Q24).

o	Turbo: orders grew 30% during 2Q24 and reached a 61.6% share on sales through Rappi.

✓	Uruguay: Uruguay contributed with 19.8% of consolidated Retail Sales during 2Q24. Last-12-month inflation as of June was of 4.96% (vs 5.98% in June 2023) and the food component stabilized and grew by 4.54% during the last-12-months. The Uruguay operation grew Retail Sales by 4.4% and by 2.3% in terms of SSS, in local currency, benefitted by a sound political and economic environment, the contribution from the 32 Fresh Market stores (+2.2% growth vs 2Q23; 59.2% share on total sales) and the trend of the non-food category (+9.7%) driven by commercial activities around “Copa América”.

During the first semester, net sales and SSS grew by 6.1% and 4.0%, respectively, versus the same period from last year, with a calendar effect adjustment of 0.5%, benefited by the tourism season and evolution of the Fresh Market format (+4.3%, share of 60.2%).

The operation in Uruguay reported market share gains of 0.6 p.p. to 49% in terms of SSS as of May, according to Scentia, driven by: (i) the solid sales performance of all banners and (ii) the contribution of the 32 Fresh Market stores.

Note: SSS in local currency, include the effect of conversions and the calendar effect of -2.1% during 2Q24 and 0.5% in 1H24.

Argentina:

The operation in Argentina contributed near to 8% on Consolidated Retail Sales and results in Colombian Pesos included a -62.7% FX effect during 2Q24.

Net Revenue in Argentina was COP $407,399 M (+191.7% in local currency) and Retail Sales were COP $392,729 M (+192.2% in local currency and +202.4% in SSS) during 2Q24. Last-12-month inflation as of June was of 271.5% according to INDEC, which compares to the 115.6% level reported during the same period last year. Retail sales grew below inflation due to lagged consumption and an unfavourable macroeconomic context. During the first semester, net sales and SSS grew 206.8% and 200.9%, respectively versus the same period last year, with a calendar effect adjustment of 0.97%, affected by high devaluation specially since the end of 2023.

To highlight during 2Q24: (i) the performance of the Cash and Carry format (12 MiniMayorista stores, 14.2% share on sales), (ii) omni-channel performance (+165.9%, 3.7% share), and (iii) higher income of real estate (+177.5% in local currency) from improved commercial trends and strong occupancy levels (94.5%).

Note: SSS in local currency, include the effect of conversions and the calendar effect of -6.4% during 2Q24 and 0.97% in 1H24.

III.	Operating Performance

Note: The Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Consolidated data in COP includes the FX effect (-6.9% at top line and -4.5% at Recurring EBITDA in 2Q24 and -8.7% and -6.6% in 1H24, respectively (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). (2) The sale of property development projects (inventory) of COP $2,800 M during 1H24 vs $47,200 M in 1H23.

Consolidated Gross Profit decreased 3.0% (+6.9% excluding FX) during 2Q24 and margin reached 25.6% (-55 bps) as percentage of Net Revenue, compared to the same period last year, mainly affected by a lower consumption trend, price investment and a higher non-recurring real estate base2. Gross margin level during 2Q24 showed an improved level vs 1Q24 (25.1%). As for the 1H24, margin landed at 25.3% and Gross Profit grew by 6.8% excluding the FX effect.

●	Gross Profit in Colombia decreased 2.9% to a margin of 22.0% (-64 bps) during 2Q24 as percentage of Net Revenue. The outcome reflected recurring real state income growth (+11.4%), offset by price investment and a higher non-recurring base from property sale[2] (28 bps effect). 1H24 gross profit decreased 2.5% to a margin of 21.7% (-86 bps) as percentage of Net Revenue.

●	Gross Profit in Uruguay reduced by 4.8% during 2Q24 (+7.4% in local currency) and margin rose to 36.6% (+98 bps) as percentage of Net Revenue. Strong results reflected the solid sales evolution during the quarter, efficiencies in logistic costs and better negotiation with suppliers towards promotional events. During the 1H24, Gross Profit grew by 8.6% in local currency to a margin of 36.4% (+82 bps vs last year).

●	Gross Profit in Argentina grew by 1.6% during 2Q24 (+172.2% in local currency) to a 32.2% margin (-230 bps) as a percentage of Net Revenue. Gross profit reflected reflected higher price competition amidst the inflationary and lower consumption trends, the mix effect and a higher share of the C&C format (14.2%). Profit grew 193.0% in local currency during 1H24 to a margin of 32.5% (-145 bps) as a percentage of Net Revenue.

Consolidated Recurring EBITDA1 reached COP $341,931 M during 2Q24 (-13.5%; -9.5% when excluding FX) compared to the same period last year and margin was 6.7% (-99 bps) as percentage of Net Revenue. Performance during the quarter reflected the consumption deceleration in the region, higher expenses from international operations impacted by inflationary pressures, a higher non- recurring base real estate base in Colombia and negative FX impacts (-11.4% in Uruguay and -62.7% in Argentina) that offset gross margin gains from Uruguay. Second quarter results showed a positive trend compared to levels during 1Q24 due to better performance of SG&A and early positive results of commercial activities in Colombia. During, 1H24 Recurring EBITDA reached COP $644,044 M to a 6.2% margin.

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense) and the FX effect (-6.9% at Net Revenue and -4.5% at recurring EBITDA in 2Q24)

Colombia: Recurring EBITDA reduced 14.6% during 2Q24 compared to the same period last year and margin was 6.2% (-107 bps) as percentage of Net Revenue. SG&A grew by 2.6%, below inflation and the double-digit minimum wage increase, from internal efficiency plans and despite a higher real estate base. 2Q24 levels showed a better trend vs 1Q24 aided by the savings plans and early positive results from commercial activities implemented such as “Unbeatable Prices” and increased assortment. Recurring EBITDA reduced by 19.1% during 1H24 compared to the same period last year and margin was 5.3% (-135 bps) as percentage of Net Revenue.

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Uruguay: Recurring EBITDA decreased 8.2% (+3.6% in local currency) during 2Q24 compared to the same period last year, to a 11.2% margin (-11 bps) as percentage of Net Revenue; performance reflected SG&A affected by the inflationary trend. Recurring EBITDA decreased 10.4% (+4.6% in local currency) during 1H24 compared to the same period last year, to a 11.5% margin (-17 bps) as percentage of Net Revenue. Uruguay operation continued as the most profitable business unit of the group.

Argentina: Recurring EBITDA decreased by 62.9% during 2Q24 (-0.6% in local currency) to a 0.6% margin (-117 bps) as percentage of Net Revenue. Performance reflected top line affected by lower consumption, price investment, inflationary pressures on cost and expenses mainly labour cost and the FX effect. Recurring EBITDA decreased 75.7% (-12.8% in local currency) during 1H24 compared to the same period last year, to a 0.7% margin (-178 bps) as percentage of Net Revenue.

IV.	Group Net Result

Quarterly result reflected operating performance in Colombia and Argentina affected by macro and consumer headwinds and inflationary pressures on SG&A, and TUYA share of profit affected by higher value adjustment for expected credit losses versus 2Q23, that offset positive variations of non-operating lines such as: lower financial expenses from reduction in interest rates, net income contribution of Uruguay, lower restructuring costs and lower income tax from losses during the period.

The Company reported a net loss of COP $18,735 M, during the 2Q24, an improved trend vs 1Q24, thanks to a better performance of SG&A from the savings plan, outcome of commercial actions in Colombia and lower FX pressures.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-6.9% at Net Revenue and -4.5% at recurring EBITDA in 2Q24).

As of 1H24, the Company reported a net loss of COP $56,598 M, derived from:

●	Lower operating contribution from consumption deceleration, inflationary pressures on cost/expenses and FX impacts, and

●	Higher non-recurring expenses explained by the restructuring process in Colombia.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-8.7% at Net Revenue and -6.6% at recurring EBITDA in 1H24).

Earnings per Share (EPS)

●	Diluted EPS was COP -$14.4 per common share in 2Q24 compared to the COP -$4.8 reported in the same quarter last year. Diluted EPS was COP -$43.6 per common share during the first 6 months of the year, compared to the COP $30 reported in 1H23.

V.	CapEx and Expansion

CapEx

●	Consolidated Capital Expenditures during 1H24 reached COP $163,567 M, of which 72% was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics.

Food Retail Expansion

●	During 2Q24, the Company opened 3 stores: 2 Éxito stores in Colombia and 1 store under the “Six or Less” banner, in Uruguay.

●	In the last-twelve-months, Grupo Éxito totalled 44 stores from openings, reforms, conversions, and refurbishments (37 in Colombia, 6 in Uruguay and 1 in Argentina). The Company totalled 630 food retail stores, geographically diversified as follows: 503 stores in Colombia, 100 in Uruguay and 27 in Argentina, and consolidated selling area reached 1.03 M square meters. The store count did not include the 2,834 allies (+1,930 LTM) in Colombia.

VI.	Cash and debt at holding[1] level

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries. (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements. (3) Central Bank repo rate reduced 150 bps to 11.75% during 2Q24 in Colombia, (vs.13.25% in 2Q23 and 13% in 4Q23).

●	Solid improvement in Free Cash Flow despite a slightly higher NFD (COP$59,000 M) from higher assortment.

●	Generation of COP $130,000 M (+41.3%) in FCF y/y despite the economic slowdown.

●	Focus on optimizing investment to prioritize cash availability.

●	Operating performance affected by macro headwinds.

A balanced performance of Working Capital:

●	Higher inventory levels (64.4 days; -1.13 days y/y) amounted near to COP $72,000M, due to season purchases and strategy focus on higher assortment.

●	Better performance in payables from agreements with suppliers to improve sales.

VII.	Conclusions

●	Advances on the unification project under the Éxito and Carulla banners.

●	A strong commercial strategy to boost sales in Colombia by i. focusing on brand unification, ii. strengthening assortment expansion, and iii. offering savings through aggressive high-low promotions and competitive pricing strategies.

●	The company's initiatives have shown LFL market share gains along the second quarter and first half of the year, according to Nielsen.

●	Improved price competitiveness in Colombia as internal food inflation was 1.4 p.p. below the national level of 5.27% YT-Jun.

●	Solid omni-channel performance (14.5% share on sales) boosted by food sales (+8.0%, 13.3% share on sales) during 2Q24.

●	Resilient real estate performance business in Colombia and Argentina with occupancy levels of 97.4% and 94.5%, respectively.

●	Recurring EBITDA and Net Result showed signs of recovery versus 1Q24, from strict cost control and actions plans implemented mainly in Colombia, where expenses grew below inflation at 2.6%.

●	Stable and solid results in Uruguay, the most profitable operation of the Group, contributed to consolidated performance.

●	Resilient Net Financial Debt and Cash position, driven by Free Cash Flow evolution of 41.3% y/y, despite macroeconomic pressures across the region.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -6.9% at Net Revenue and -4.5% at recurring EBITDA during 2Q24 and of -8.7% and -6.6%, respectively, during 1H24.

VIII.	Conference Call and Webcast

Almacenes Éxito S.A.

(BVC: EXITO/ NYSE: EXTO / B3: EXCO32)

Will host a conference and cordially invites you to discuss the Company´s Second Quarter 2024 Results Conference Call

Date: Tuesday, August 13, 2024

Time:   10:00 a.m. Eastern Time

  9:00 a.m. Colombia Time

Presenting for Grupo Exito:

Juan Carlos Calleja, Chief Executive Officer

Carlos Mario Giraldo, General Manager Colombia

Ivonne Windmuller, Chief Financial Officer

María Fernanda Moreno, Investor Relations Director

To access this call, please click here: Join Microsoft Teams Meeting

Almacenes Éxito S.A. will report its Second Quarter 2024 Earnings on Monday, August 12, 2024, after the market closes.

2Q24 results will be accompanied by a presentation that will be available on the company’s website at www.grupoexito.com.co under “Shareholders and Investors” on the following link: https://www.grupoexito.com.co/en/financial-information

Upcoming Financial Publications

Third Quarter 2024 Earnings Release – November 12, 2024

IX.	Appendices

Notes:

●	Numbers expressed in long scale, COP billion represent 1,000,000,000,000.

●	Growth and variations expressed in comparison to the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins calculated as percentage of Net Revenue.

●	Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Glossary:

●	Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina.

●	Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

●	EPS: Earnings Per Share calculated on an entirely diluted basis.

●	Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities.

●	Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Holding: Almacenes Éxito results without Colombian and international subsidiaries.

●	Net Revenue: Total Revenue related to Retail Sales and Other Revenue.

●	Retail Sales: sales related to the retail business.

●	Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue.

●	Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).

●	Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A.

●	SSS: same-store-sales levels, including the effect of store conversions and excluding the calendar effect.

1.	Consolidated Income Statement

Notes: Consolidated results from Colombia, Uruguay, and Argentina, include eliminations and the FX effect of -11.4% in Uruguay at Net Revenue and at Recurring EBITDA and -62.7% in Argentina during 2Q24 and of -8.7% and -6.6%, respectively, during 1H24 and -14.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 1H24 and -72.1% in Argentina, respectively, calculated with the closing exchange rate. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

2.	Income Statement and CAPEX by Country

Notes: Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -11.4% FX effect in Uruguay at Net Revenue and at Recurring and -62.7% in Argentina EBITDA during 2Q24 and of -8.7% and -6.6%, respectively, during 1H24, and -14.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 1H24 and -72.1% in Argentina, respectively, calculated with the closing exchange rate. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

3.	Consolidated Balance Sheet

in COP M	Jun 2024	Dec 2023	Var %
Assets	**17,615,259**	**16,339,761**	**7.8%**
Current assets	**5,412,684**	**5,283,091**	**2.5%**
Cash & Cash Equivalents	1,282,504	1,508,205	(15.0%)
Inventories	2,801,059	2,437,403	14.9%
Accounts receivable	581,702	704,931	(17.5%)
Assets for taxes	648,154	524,027	23.7%
Assets held for sale	19,846	12,413	59.9%
Others	79,419	96,112	(17.4%)
Non-current assets	**12,202,575**	**11,056,670**	**10.4%**
Goodwill	3,308,219	3,080,622	7.4%
Other intangible assets	408,668	366,369	11.5%
Property, plant and equipment	4,278,095	4,069,765	5.1%
Investment properties	1,799,383	1,653,345	8.8%
Right of Use	1,765,471	1,361,253	29.7%
Investments in associates and JVs	275,386	232,558	18.4%
Deferred tax asset	297,358	197,692	50.4%
Assets for taxes	-	-	0.0%
Others	69,995	95,066	(26.4%)
Liabilities	**9,744,572**	**8,917,952**	**9.3%**
Current liabilities	**7,478,488**	**7,144,623**	**4.7%**
Trade payables	4,638,683	5,248,777	(11.6%)
Lease liabilities	278,295	282,180	(1.4%)
Borrowing-short term	2,114,131	1,029,394	105.4%
Other financial liabilities	97,432	139,810	(30.3%)
Liabilities for taxes	84,462	107,331	(21.3%)
Others	265,485	337,131	(21.3%)
Non-current liabilities	**2,266,084**	**1,773,329**	**27.8%**
Trade payables	20,881	37,349	(44.1%)
Lease liabilities	1,711,195	1,285,779	33.1%
Borrowing-long Term	185,031	236,811	(21.9%)
Other provisions	11,390	11,630	(2.1%)
Deferred tax liability	290,992	156,098	86.4%
Liabilities for taxes	7,786	8,091	(3.8%)
Others	38,809	37,571	3.3%
Shareholder´s equity	**7,870,687**	**7,421,809**	**6.0%**

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

4.	Consolidated Cash Flow

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

5.	Almacenes Éxito[1] Income Statement

Holding: Almacenes Éxito results without Colombian subsidiaries. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

6.	Almacenes Éxito[1] Balance Sheet

(1)	Holding: Almacenes Éxito Results without Colombian or international subsidiaries.

7.	Debt by country, currency, and maturity

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credit. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 10.31%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

8.	Stores and Selling Area

Note: The store count does not include the 2,834 allies in Colombia.

9.	Accounts reconciliation

Exchange Rates effects on results

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Consolidated data in COP includes a -11.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -62.7% in Argentina, respectively during 2Q24 and a -14.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -72.1% in Argentina, respectively during 1H24 calculated with the closing exchange rate. FX impacts are calculated as a devaluation between currencies resulting in a percentage. Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Free Cash Flow Effects on Results

Recurring EBITDA and Adjusted EBITDA

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Consolidated data in COP includes a -11.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -62.7% in Argentina, respectively during 2Q24 and a -14.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -72.1% in Argentina, respectively during 1H24 calculated with the closing exchange rate.

Recurring Income of the Real Estate Business

Net Revenue and Recurring EBITDA of Viva Malls in Colombia

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Note on Forward-Looking Statements

This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable; however, it is not historical data and should not be interpreted as guarantees of its future occurrence. The words “anticipates”, “believes”, “plans”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG-related targets and goals, are examples of forward-looking statements. Although the Company’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements.

Grupo Éxito operates in a competitive and rapidly changing environment; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on July 20, 2023.

The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this document is based.

Reconciliations of the non-IFRS financial measures webcast are included at the appendices.

´The Issuers Recognition -IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer´.

IR and PR contacts

María Fernanda Moreno R.

Head of Investor Relations

+(57) 312 796 2298

mmorenor@grupo-exito.com

Éxito Calle 80, Cr 59 A No. 79 – 30, Bogotá, Colombia

Claudia Moreno B.

PR and Communications Director

+(57) 604 96 96 ext. 305174

claudia.moreno@grupo-exito.com

Cr 48 No. 32B Sur – 139 – Envigado, Colombia

Company Description

Grupo Éxito is the leading food retail platform in Colombia and in Uruguay and has a relevant presence in the north-east of Argentina. The Company´s great capacity to innovate, has allowed it to transform and adapt quickly to new consumer trends and increased its competitive advantages supported by the quality of its human talent.

Grupo Éxito leads omni-channel in the region and has developed a comprehensive ecosystem focused on the omni-client, to whom it offers the strength of its brands, multiple formats and a wide range of channels and services to facilitate their shopping experience.

The diversification of its retail revenue through traffic and asset monetization strategies, has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as, its real estate with shopping centers in Colombia and Argentina and financial services such as credit card, virtual wallet, and payment networking. The Company also offer other businesses in Colombia, such as travel, insurance, mobile and money transfers.

In 2019, Grupo Éxito officially launched its Digital Transformation strategy and has consolidated a powerful platform with well-recognized websites exito.com and carulla.com in Colombia, devoto.com and geant.com in Uruguay, and hiperlibertad.com in Argentina. Moreover, the Company offers click and collect services, digital catalogues, home delivery and growing channels such as Apps and Marketplace, through which Grupo Éxito has achieved an impressive digital coverage in the countries where it operates.

In 2023, consolidated Net Revenue reached COP $21.1 billion driven by strong retail execution, successful omni-channel strategy in the region and innovation in retail models. The Company operated 649 stores through multi-formats and multi-brands: hypermarkets under Éxito, Geant and Libertad brands; premium supermarkets with Carulla, Disco and Devoto; proximity under Carulla and Éxito, Devoto and Libertad Express brands. In low-cost formats, the Company operates banners Surtimax, Super Inter and Surtimayorista in Colombia and Mini Mayorista in Argentina.

29